Financial Statements and Independent Auditor's Report

Unsmudgeable, Inc

For the Year ended December 31, 2024

Table of Contents

Independent Auditor's Report

To the Board of Directors and Shareholders

Unsmudgeable, Inc

Opinion

We have audited the financial statements of Unsmudgeable, Inc ("the Company") which comprise the balance sheets as of December 31, 2024 and the related statements of income, changes in stockholders' equity, cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Unsmudgeable, Inc as of December 31, 2024 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis of Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Unsmudgeable, Inc and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Unsmudgeable, Inc ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements, as a whole, are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Unsmudgeable, Inc internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Unsmudgeable, Inc ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings and certain internal control–related matters that we identified during the audit.

Merry Elizabeth Hopkins, *CPA*
License # 23289
Contact: +1 (628) 244 9334
2136 Ford Parkway
St Paul, MN 55116

Unsmudgeable, Inc

Balance Sheet

As of December 31, 2024

	Notes	In US Dollars 2024
Assets		
Non-current Assets		
Property, Plant and Equipment		0
Total Non-current assets		**0**
Current Assets		
Cash and Bank Balances	1	(1,958)
Account Receivables		5,000
Total Current assets		**3,043**
Total Assets		**3,043**
Liabilities and Equity		
Non-Current Liabilities		
Loan Payable		0
Total Current liabilities		**0**
Total Liabilities		**0**
Equity		
Opening Equity		7,432
Retained Earnings		(4,999)
Net Income		610
Total Equity		**3,043**
Total Liabilities and Owner's Equity		**3,043**

Swarnanlita Shiv

Director

See accompanying notes to the financial statements.

Unsmudgeable, Inc

Income Statement

For the year ended December 31, 2024

	Notes	In US Dollars 2024
Total Revenue	2	29,769
Less: Cost of Good Sold		**0**
Gross Profit		**29,769**
Operating Expenses		
General & Administrative Expenses	3	29,159
Selling & Marketing Expenses		0
Total Expenses		**29,159**
Operating Income		**610**
Other Expense		**0**
Other Income		**0**
Net income for the period		**610**

Swarnantika Shiv
Director

See accompanying notes to the financial statements.

Unsmudgeable, Inc
Statement of Shareholder's Equity
For the year ended December 31, 2024

In US Dollars

PARTICULARS	Capital	Retained Earnings	Total
Balance as at January 01, 2024	7,432	(4,999)	2,433
Add: Owner's Contribution	0	0	0
Less: Owner's Distributions	0	0	0
Net Profit for the period	-	610	610
Balance as at December 31, 2024	7,432	(4,389)	3,043

_____
Director

See accompanying notes to the financial statements.

Unsmudgeable, Inc

Statement of Cash Flows

For the year ended December 31, 2024

In US Dollars

PARTICULARS	Notes	In US Dollars	2024
Operating Activities			
Net Income for the Period			610
(Increase)/Decrease in Accounts Receivable			(5,000)
Net Cash Used in Operating Activities			**(4,390)**
Investing Activities			
Purchase of Property, Plant and Equipment			0
Net Cash from Investing Activities			**0**
Financing Activities			
Owner's Contributions			0
Owner's Distributions			0
Net Cash from Financing Activities			**0**
Net Decrease in Cash and Cash Equivalents			**(4,390)**
Opening Cash and Bank Balances			2,432
Closing Cash and Bank Balances			**(1,958)**

Swarnamlita Shiv

Director

See accompanying notes to the financial statements.

Note A – Organization and Description of Business

Nature of Business

Unsmudgeable, Inc was incorporated in the State of Massachusetts. Unsmudgeable, Inc offers innovative lens coating that provides clear and smudge-free vision for eyewear. Unsmudgeable, Inc is located at 241 Francis Avenue, Mansfield, MA 02048. Unsmudgeable, Inc is 100% owned by Swarnambika Shiv.

Note B – Significant Accounting Policies

Basis of Accounting

The Company prepares its financial statements using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Basis of Measurement

The financial statements presented herein have been meticulously prepared in accordance with the historical cost convention. In these documents, barring the figures represented in the cash flow statement, all transactions have been comprehensively recorded on an accrual basis, ensuring a thorough and accurate reflection of the organization's financial position.

Cash and cash equivalents

Cash and cash equivalents are carried on the balance sheet at cost. For the purpose of the cash flow statement, cash and cash equivalents comprise cash in hand and cash held in banks in current and savings accounts.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property, Plant and Equipment

Property, plant and equipment are initially recognized at acquisition cost including any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by the management. Subsequently, property, plant and equipment are stated at cost less accumulated depreciation and any identified impairment losses. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the company and the cost of the item can be measured reliably.

All other repairs and maintenance costs are charged to the income statement during the year in which they are incurred.

Depreciation method, rates and useful lives of property, plant and equipment

The management of the company reassesses the useful lives, depreciation methods, and rates for each item of property, plant, and equipment annually by considering the expected pattern of economic benefits that the company expects to derive from those items.

Provisions

Provisions are based on the best estimate of the expenditure required to settle the present obligation at the reporting date, that is, the amount that the Company would rationally pay to settle the obligation at the reporting date or transfer it to a third party.

Impairment

The carrying amounts of the company's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment loss. If any such indication exists, the recoverable amount is estimated to determine the extent of the impairment loss, if any. Impairment loss is recorded on a judgmental basis, and provisions may differ in future years based on the actual expense.

Going Concern

Unsmudgeable, Inc remains committed to its long-term growth and financial sustainability. Despite industry challenges, Unsmudgeable, Inc has continued to expand its customer base and diversify its product offerings, contributing to consistent revenue generation. The management team is confident in the company's ability to maintain this positive trajectory, supported by a healthy cash flow, prudent expense management, and ongoing efforts to enhance operational efficiencies. Additionally, Unsmudgeable, Inc has secured stable relationships with key suppliers and landlords, further solidifying its position for future growth.

Functional Currency

These financial statements are prepared in United States Dollars, which is the company's functional currency.

Intangible asset

An intangible asset is an identifiable non-monetary asset without physical substance. An intangible asset is recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the company and that the cost of such an asset can also be measured reliably. Cost of the intangible asset includes purchase cost and directly attributable expenses incidental to bringing the asset for its intended use.

Costs associated with maintaining computer software are recognized as an expense as and when incurred.

Intangible assets are stated at cost less accumulated amortization and accumulated impairment losses, if any. Amortization is charged over the estimated useful life of the asset on a systematic basis by applying the reducing balance method from the month when such asset is available for use.

Subsequent Events

Management has evaluated subsequent events for recognition and disclosure in the financial statements through December 31, 2024, which is the date the financial statements were available to be issued. As of December 31, 2024, no subsequent events required recognition or disclosure in the financial statements.

Income Tax

The business has recognized in the financial statements the effects of all tax positions and continually evaluates expiring statutes of limitations, audits, changes in tax law, and new authoritative rulings. The business is not aware of any circumstances or events that make it reasonably possible that unrecognized tax benefits may increase or decrease within 12 months of the statement of financial position date. Penalties and interest assessed by taxing authorities are included in the provision for income taxes, if applicable. There were no penalties or interest paid during the reporting period.

Note C – References to Financial Statements

1 Cash and Bank Balances

	2024
BUS COMPLETE CHK (9809) - 1	(1,079)
Return	(879)
Total	**(1,958)**

2 Revenue

	2024
Sales	17,939
Services	10,005
Other Income	1,825
Total	**29,769**

3 General & Administrative Expenses

	2024
General Business Expenses	45
Legal & Accounting Services	7,120
Office Expenses	292
Payroll Expenses	9,114
QuickBooks Payments Fees	16
Rent	7,758
Supplies	2,899
Taxes	157
Travel	1,758
Total	**29,159**

Note D – Date of Authorization of Financial Statements

These financial statements were authorized for issue on ___________________by the Board of Directors.

Note E – General

Figures have been rounded off to the nearest dollar.

Swarnamlika Shiv

Director